UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES ACT OF 1934
(AMENDMENT NO. ___)*

TURBOCHEF TECHNOLOGIES, INC.

(NAME OF ISSUER)

COMMON STOCK

(TITLE OF CLASS OF SECURITIES)

009000061

(CUSIP NUMBER)

Brad L. Shiffman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5442

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

October 28, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13d -7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

Page 1 of 12 Pages

CUSIP NO. 009000 06 1

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY).
JEFFREY B. BOGATIN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A): |_|
(B): |X|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,048,615 as of May 31, 2004.

BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,797,986 as of May 31, 2004

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		2,048,615 as of May 31, 2004.

PERSON WITH	10.	SHARED DISPOSITIVE POWER
3,797,986 as of May 31, 2004.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,846,601 as of May 31, 2004.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS) |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.3%

14.	TYPE OF REPORTING PERSON*
IN

Page 2 of 12 Pages

CUSIP NO. 009000 06 1

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY).
SUSAN E. BOGATIN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A): |_|
(B): |X|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		-0-

BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		3,797,986 as of May 31, 2004

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		-0-

PERSON WITH	10.	SHARED DISPOSITIVE POWER
3,797,986 as of May 31, 2004.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,797,986 as of May 31, 2004.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS) |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.5%

14.	TYPE OF REPORTING PERSON*
IN

Page 3 of 12 Pages

CUSIP NO. 009000 06 1

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY).
REBECCA NAN BOGATIN 1990 TRUST
(13-6963554)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A): |_|
(B): |X|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,518,793 as of May 31, 2004.

BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0 as of May 31, 2004

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,518,793 as of May 31, 2004.

PERSON WITH	10.	SHARED DISPOSITIVE POWER
0 as of May 31, 2004.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,518,793 as of May 31, 2004.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS) |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14.	TYPE OF REPORTING PERSON*
OO

Page 4 of 12 Pages

CUSIP NO. 009000 06 1

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY).
RACHEL LAUREN BOGATIN 1998 IRREVOCABLE TRUST
( 13-7169234)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A): |_|
(B): |X|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,518,793 as of May 31, 2004.

BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0 as of May 21, 2004

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,518,793 as of May 31, 2004.

PERSON WITH	10.	SHARED DISPOSITIVE POWER
0 as of May 31, 2004.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,518,793 as of May 31, 2004.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS) |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14.	TYPE OF REPORTING PERSON*
OO

Page 5 of 12 Pages

CUSIP NO. 009000 06 1

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY).
BOGATIN FAMILY FOUNDATION
(13-3922730 )

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A): |_|
(B): |X|

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
2(e) |_|

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF	7.	SOLE VOTING POWER
SHARES		760,400 as of May 31, 2004.

BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0 as of May 31, 2004

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		760,400 as of May 31, 2004.

PERSON WITH	10.	SHARED DISPOSITIVE POWER
0 as of May 31, 2004.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
760,400 as of May 31, 2004.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS) |_|

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9%

14.	TYPE OF REPORTING PERSON*
[OO]

Page 6 of 12 Pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share ("Common Stock"), of TurboChef Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 10500 Metric Drive, Suite 128, Dallas, Texas 75243.

Item 2. Identity and Background

This statement is filed by (i) Jeffrey B. Bogatin, (ii) Susan E. Bogatin, (iii) Rebecca Nan Bogatin 1990 Trust ("Trust I"), a trust established under the laws of New Jersey, (iv) Rachel Lauren Bogatin 1998 Irrevocable Trust ("Trust II"), a trust established under the laws of New York, and (v) the Bogatin Family Foundation (the "Foundation"), a charitable foundation established under Section 501(c)(3) of the Internal Revenue Code of 1986, (each a "Reporting Person" and collectively, the "Reporting Persons"). The address of each of the Reporting Persons is 888 Park Avenue, New York, NY 10021. Mr. Bogatin is a United States citizen and Mrs. Bogatin is a United States citizen.

None of the Reporting Persons has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used to acquire the shares of Common Stock reported herein.

Item 4.  Purpose of Transaction

The transactions reported herein as occurring on October 28, 2003 relate to a series of transactions (the “Transactions”) including the completion by the Company on October 28, 2003 of a private placement of 2,132,650 shares of its new Series D Preferred Stock to OvenWorks, LLLP (“OvenWorks”) and other investors. The shares of Series D Preferred Stock, which were initially convertible into an aggregate of 42,653,000 shares of Common Stock, represented at the time of issuance approximately 58% of the Company’s total equity on a fully diluted, as converted basis.

OvenWorks was at the time newly formed limited partnership of which Oven Management, Inc., a company controlled by Richard E. Perlman, serves as general partner.

In connection with the private placement, Mr. Bogatin and the other director of the Company resigned from their board and officer positions, Mr. Richard E. Perlman was appointed Chairman of the Board of the Company and three other new members were appointed to the Company’s Board. In addition, new executive officers of the Company were appointed.

Mr. Bogatin agreed to a general 18-month prohibition on the transfer of his shares of the Company’s capital stock, and to a right of first refusal in favor of the Company and OvenWorks, subject to a monthly trading allowance based on the average daily trading volume of the Company’s Common Stock. Mr. Bogatin also entered into a voting agreement pursuant to which he agreed to vote all of his shares of Common Stock in favor of, among other things, any proposal to amend the Company’s Certificate of Incorporation to increase the amount of its authorized capital stock. Mr. Bogatin also entered into a non-competition agreement and a release agreement in favor of the Company in consideration for which he received an aggregate of 2,433,333 shares of the Company’s Common Stock. Immediately, prior to the private placement, Mr. Bogatin agreed to the termination of all of his outstanding options to purchase the Company’s common stock. Additionally, the Company agreed to cancel Mr. Bogatin’s obligations to pay the Company $2,000,000, under a certain promissory note delivered by him to the Company in connection his prior exercise of stock options. In return, Mr. Bogatin agreed to the cancellation of 800,000 shares of the Company’s common stock acquired by him in connection with such option exercises.

Page 7 of 12 Pages

Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock that they now own or hereafter may acquire. Except as reported above, none of the Reporting Persons acquired the securities reported herein in connection with or in contemplation of any plan or proposal that relates to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) - (b)

According to the Company’s Form 10-Q for the quarter ended March 31, 2004, there were, as of May 1, 2004, 26,215,957 shares of Common Stock issued and outstanding.

As of May 31, 2004, Jeffrey B. Bogatin beneficially owns 5,846,601 shares of Common Stock, including (i) 2,048,615 shares owned by Mr. Bogatin, (ii) 1,518,793 shares of Common Stock owned by Trust I which was established for the benefit of one of Mr. Bogatin’s daughters, where the Mr. Bogatin and his wife are trustees, (iii) 1,518,793 shares owned by Trust II which was established for Mr. Bogatin’s other daughter where the wife of Mr. Bogatin is a trustee and (iii) 760,400 shares of Common Stock held by the Bogatin Family Foundation, of which Mr. Bogatin and his wife and one of their daughters are officers and/or directors (but as to which they have no pecuniary interest), comprising 22.3% of the issued and outstanding shares of the Common Stock.

Mr. Bogatin has sole power to dispose of an aggregate of 2,048,615 of such shares.

Mr. Bogatin shares the power to vote and dispose of the shares held by Trust I.

Mr. Bogatin shares the power to vote and dispose of the shares held by Trust II.

Mr. Bogatin shares the power to vote and dispose of the shares held by the Bogatin Family Foundation.

Page 8 of 12 Pages

As of May 31, 2004, Susan E. Bogatin beneficially owns 3,797,986 shares of Common Stock, including (i) 1,518,793 shares of Common Stock owned by Trust I which was established for the benefit of one of Mr. Bogatin’s daughters, where the Mr. Bogatin and Mrs. Bogatin are trustees, (ii) 1,518,793 shares owned by Trust II which was established for Mr. Bogatin’s other daughter where Mrs. Bogatin is a trustee and (iii) 760,400 shares of Common Stock held by the Bogatin Family Foundation, of which Mr. Bogatin and his wife and one of their daughters are officers and/or directors (but as to which they have no pecuniary interest), comprising 14.5% of the issued and outstanding shares of the Common Stock.

Mrs. Bogatin shares the power to vote and dispose of the shares held by Trust I, Trust II and the Bogatin Family Foundation.

Mr. Bogatin and Mrs. Bogatin specifically disclaim beneficial ownership of the shares of Common Stock owned by the Bogatin Family Foundation and disclaim membership in a Group.

(b) Except as set forth below, the Reporting Persons have not effected any transactions in the Common Stock in the 60 days prior to the date of event or subsequent thereto:

On October 23, 2003, Mr. Bogatin gifted 1,518,793 shares to each of Trust I and Trust II. These shares had previously been acquired by Mr. Bogatin as the founder of the Company and in subsequent acquisitions that he made for investment purposes.

In connection with the Transactions, on October 28, 2003, Mr. Bogatin (i) tendered 800,000 shares of Common Stock to the Company in consideration of the cancellation of $2,000,000 of indebtedness owed to the Company by Mr. Bogatin; (ii) was issued 1,833,333 shares of Common Stock by the Company in consideration of entering into a confidentiality and non-compete agreement with and in favor of the Company, (iii) was issued 600,000 shares of Common Stock by the Company in consideration of a release of claims executed by Mr. Bogatin in favor of the Company, and (iv) agreed to the cancellation of all options to purchase Common Stock of the Company held by Mr. Bogatin which represented at the time of cancellation options to purchase an aggregate of 1,503,000 shares of Common Stock at prices ranging from $1.32 -$3.25 per share.

Between November 11, 2003 and November 26, 2003, Mr. Bogatin sold in the open market an aggregate of 36,600 shares of Common Stock at prices ranging from $3.08 -$3.65 per share.

On November 26, 2003, Mr. Bogatin sold in a private transaction 1,000,000 shares of Common Stock at $2.46 per share and the Bogatin Family Foundation sold 100,000 shares of Common Stock at $2.46 per share.

On January 22, 2004, Mr. Bogatin sold 300,000 shares of Common Stock in the open market at $3.48 per share.

(c) The Reporting Persons affirm that no person other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

Page 9 of 12 Pages

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as described in Item 4 and set forth below and elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

In connection with the Transactions, on October 28, 2003, Mr. Bogatin agreed to a general 18-month prohibition on the transfer of his shares of Common Stock of the Company, and to a right of first refusal in favor of the Company and OvenWorks, subject to a monthly trading allowance based on the average daily trading volume of the Company’s Common Stock. Mr. Bogatin also entered into a voting agreement pursuant to which he agreed to vote all his shares of Common Stock in favor of, among other things, any proposal to amend the Company’s Certificate of Incorporation to increase the amount of the Company’s authorized capital stock.

Item 7. Material to be Filed as Exhibits.

1 Stockholders’ Agreement by and among the Company, OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel, dated October 28, 2003 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K for the event dated October 28, 2003).

2 Voting Agreement by and among OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel, dated October 28, 2003 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K for the event dated October 28, 2003).

3 Joint Filing Agreement, dated June 30, 2004, among the Reporting Persons.

Page 10 of 12 Pages

SIGNATURE

     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2004

/s/ Jeffrey B. Bogatin

Jeffrey B. Bogatin

/s/ Susan E. Bogatin

Susan E. Bogatin
REBECCA NAN BOGATIN 1990 TRUST

By: /s/ Jeffrey B. Bogatin, Trustee

Jeffrey B. Bogatin, Trustee

By: /s/ Susan E. Bogatin, Trustee

Susan E. Bogatin, Trustee
RACHEL LAUREN BOGATIN 1998 IRREVOCABLE
TRUST

By: /s/ Susan Bogatin, Trustee

Susan E. Bogatin, Trustee
BOGATIN FAMILY FOUNDATION
By: /s/ Jeffrey B. Bogatin, Trustee

Jeffrey B. Bogatin, Trustee

By: /s/ Susan

Susan E. Bogatin, Trustee

Page 11 of 12 Pages

EXHIBIT 3

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of Common Stock, $0.01 par value, of TurboChef Technologies Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

Dated: June 30, 2004

/s/ Jeffrey B. Bogatin

Jeffrey B. Bogatin

/s/ Susan E. Bogatin

Susan E. Bogatin

REBECCA NAN BOGATIN 1990 TRUST
By: /s/ Jeffrey B. Bogatin, Trustee

Jeffrey B. Bogatin, Trustee

By: /s/ Susan E. Bogatin, Trustee

Susan E. Bogatin, Trustee
RACHEL LAUREL BOGATIN 1998
IRREVOCABLE TRUST

By: /s/ Susan E. Bogatin, Trustee

Susan E. Bogatin, Trustee
BOGATIN FAMILY FOUNDATION

By: /s/ Jeffrey B. Bogatin, Trustee

Jeffrey B. Bogatin, Trustee

By: /s/ Susan E. Bogatin

Susan E. Bogatin, Trustee

Page 12 of 12 Pages